April 14, 2009	W. Crews Lott
Tel: +1 214 978 3042
Via Edgar- Correspondence Only	crews.lott@bakernet.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Ms. Christy Adams

Re:	Helen of Troy Limited
Form 10-K for the fiscal year ended February 29, 2008
Filed May 13, 2008
File No. 001-14669

Dear Ms. Adams:

This firm represents Helen of Troy Limited (the “Company”). Please refer to your letter dated April 6, 2009.  As we previously discussed, I am writing to request the extension of the deadline for the Company to respond to the comments in that letter from April 20, 2009 to May 4, 2009.  Thank you for your consideration.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

Cc: Vincent D. Carson